Exhibit 99.4

Chartered Accountants 2700-205 5 Avenue SW Calgary AB T2P 4B9	Telephone(403) 691-8000 Telefax(403) 691-8008 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Agrium Inc.:

We consent to the use of our reports, each dated March 4, 2013, with respect to the consolidated financial statements of Agrium Inc. and the effectiveness of its internal control over financial reporting included in this Annual Report on Form 40-F.

We also consent to incorporation by reference of the above mentioned audit reports in Agrium Inc.’s Registration Statements on Form S-8 (333-11254, 333-114276, 333-132207, 333-143334, 333-149666, 333-161620 and on Form F-10 (File No. 333-180315)).

KPMG LLP

Calgary, Canada

March 4, 2013

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.